

December 2, 2010

American Realty Capital Trust III, Inc.
Nicholas S. Schorsch
CEO and Chairman of the Board of Director
405 Park Avenue
New York, New York 10022

> **Re: American Realty Capital Trust III, Inc.**
> **Registration Statement on Form S-11**
> **Filed November 3, 2010**
> **File No. 333-170298**

Dear Mr. Schorsch:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note in your disclosure that you intend to invest in mortgage, bridge or mezzanine loans or in entities that make investments in real estate. We further note that you intend to operate your business in a manner that will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of this exemption and how you and your subsidiaries' investment strategy will support this exemption. Please note that we will refer your current disclosure and subsequent response to the Division of Investment Management for further review.

2.   Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and

should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

3. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

4. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division's Office of Mergers and Acquisitions.

5. We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

6. Please provide us with copies the relevant portions of any study, report, chart or book that you cite or on which you rely. Please mark the materials to specifically identify the portions that support your disclosure. Confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.

7. Please give the full names of all promoters and indicate all positions and offices such promoters now hold or intend to hold with you. Refer to Item 11(d) of Form S-11.

8. Please confirm that you have provided your policies with respect to each activity listed in Item 12 of Form S-11. Note that if you do not propose to engage in a particular activity, a specific statement to that effect should be disclosure in the registration statement. Refer to Instruction 1 to Item 12 of Form S-11.

9.   We note that you are registering $1,237,500,000 worth of shares of your common stock.
        Please confirm to us that you reasonably expect to offer and sell this amount in the next
        two years. Refer to Rule 415(a)(2).

Cover Page

10.   Information that is not required by Item 501 of Regulation S-K and Item 1 of Industry
        Guide 5, or that is not key to an investment decision, is more appropriate in the
        prospectus summary or the body of the prospectus. Please revise and limit the cover page
        to one page.

11.   It is not clear how the second bullet point represents a risk factor. Please revise to clarify.

12.   We note that you have listed material risks related to the tax aspects of your offering in
        your "Risk Factors" section. Please revise this section to include a brief description of the
        tax risk factors. Refer to Item 1.D.i. of Industry Guide 5 for guidance.

13.   We note that there are some restrictions on the transferability of your common stock.
        Please include a statement that discloses this to investors and include a cross-reference to
        the page in the prospectus where a discussion of the restriction appears. Refer to Item
        1(b) of Form S-11 for guidance.

Prospectus Summary, page 1

14.   We note that your summary is 21 pages long and currently repeats (in part), verbatim,
        information that appears in the body of the prospectus. Please revise to limit this section
        to a summarization of those aspects of the offering that are the most significant and
        eliminate repetitive disclosure. Please refer to note 4 to Rule 421 of Regulation C.

15.   We note your disclosure on the prospectus cover page that you are offering your shares
        on a "reasonable best efforts" basis. Please revise your disclosure in this section to
        clarify how a "reasonable best efforts" offering differs from a best efforts offering. Also,
        please clarify if you are using "reasonable" on the cover page to indicate that the amount
        being registered represents what you reasonably expect to offer and sell in the next two
        years. Please refer to Rule 415(a)(2) of Regulation C.

"What are your investment objectives?," page 1

16.   We note your statement, "Finance our portfolio opportunistically at a target level of not
        more than 50% loan-to-value..." (emphasis added). We further note your statement,
        "Maximize total returns to our shareholders through a combination of realized
        appreciation and current income." Please clarify what each of "opportunistically," "50%
        loan-to-value" and "realized appreciation" mean.

<u>What are your exit strategies?, page 7</u>

17.   Please revise to clarify, if true, that you may continue in perpetuity if your shareholders do not approve your proposed liquidity transactions.

<u>"Are there any risks involved in buying our shares?," page 19</u>

18.   Please revise the fifth bullet point to clarify, or include elsewhere in this section, that you may use offering proceeds to pay distributions.

<u>"What types of reports on my investment and tax information will I receive?," page 20</u>

19.   Please revise here or the appropriate section to discuss the information to be included in the distribution reports.

<u>Risk Factors, page 22</u>

20.   We note that several risk factor subheadings merely state general facts about your business. By way of example only, we note the following subheadings:

   - "CC&Rs may restrict our ability to operate a property," page 37; and

   - "Our recovery of an investment in a mortgage, bridge or mezzanine loan that has defaulted may be limited," page 39.

   Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to read a risk factor subheading and understand the risk as it specifically applies to you.

<u>"You are bound by the majority vote on matters …," page 31</u>

21.   This risk factor and the one immediately following it appear to address risks that affect companies across industries. As such, they appear broad and generic. Please revise to clarify how the risks are specific to you or revise to remove these risk factors.

<u>Estimated Use of Proceeds, page 54</u>

22.   We note that you have a particular focus on free-standing, single-tenant retail properties, but that you may also invest in other real estate investments, such as equity or debt interests and bridge loans or mezzanine loans. Please revise to state the anticipated

holdings of each of your targeted assets. In addition, please disclose the target assets you intend to acquire if you only raise the minimum amount or an amount substantially less than your maximum.

Market Overview, page 56

23.   We note your statement, "From a geographical standpoint, our target properties…" on page 56. We further note your statement, "This in turn has made us the landlord of choice…" on page 57. Finally, we note that you have no operating history. As such, please revise your disclosure here and in other parts of the prospectus accordingly.

24.   Please provide the basis for your statement, "We believe the current market will enable us to pay monthly distributions fully covered by MFFO," on page 59.

Investment Considerations, page 58

25.   Please refer to the bullet points entitled, "Investment-Grade Tenants" and "Net Leases." The disclosure under these bullet points states that "the risk-adjusted returns on [y]our portfolio are superior," and that the "net leases with [y]our tenants allow [you] to pass through all operating and capital expense items . . . ." Please revise to clarify that you have not generated any returns and you do not presently have a portfolio of properties.

Management, page 60

26.   Please revise to briefly describe the duties of your executive officers and what these officers will actually do for you on a day-to-day basis in these capacities.

Executive Officers and Directors, page 62

27.   Please update the table to include Mr. Kahane's position as chief operating officer. Alternatively, please delete such references in his biography and revise his signature block on the signature page as necessary.

Management Compensation, page 75

28.   From your disclosure, it appears that you will reimburse your advisor for personnel cost, which will include payments to your named executive officers. Please revise your disclosure to clarify this. Please tell us what consideration you have given to providing the disclosure required by Item 402 of Regulation S-K regarding compensation of your named executive officers. Refer to Item 402(a)(2), which requires disclosure of compensation paid "by any person for all services rendered in all capacities to the registrant."

29.   Please disclose the limitations applicable to the financing coordination fee. Also, please tell us why you are not able to estimate the maximum amount payable for this fee based on your maximum leverage policies.

30.   We note that your board of directors will be responsible for determining if the compensation, as outlined in the Advisory Agreement, paid to your advisor and its affiliates is reasonable. Please revise to describe actions the board may take if it decides that the compensation is unreasonable.

Conflicts of Interest, page 87

31.   Please disclose any affiliated programs, such as American Realty Capital Trust II, Inc., that are in direct competition with you for investors or investments.

Receipt of Fees and Other Compensation by American Realty Capital Advisors III, LLC and Its Affiliates, page 90

32.   Please revise to clearly state that acquisition fees are based on the purchase price of the investments acquired and may create an incentive for your advisor to accept a higher purchase price for those assets or to purchase assets that may not otherwise be in your best interest.

33.   You disclose that fees associated with the sale of properties will only be paid after shareholders receive a return of capital and a certain level of returns. Please clarify if the noted condition applies to sales commissions.

34.   Please revise to explicitly address the benefits your advisor would receive in pursuing listing over liquidation, such as the subordinated incentive listing fee.

Certain Conflict Resolution Procedures, page 90

35.   We note that you will not acquire a property for an amount that exceeds its appraised value. Please revise to clarify whether the appraisal will be acquired from an independent source, particularly when it relates to a related party transaction.

36.   Please revise to clarify if your advisor and its affiliates will be able to receive fees from the sale and purchase side of related party transactions approved by your board.

Competition, page 109

37.   We note your disclosure that you have a competitive advantage over most of your competitors due to your organizational structure. Please explain why you believe this provides an advantage and discuss and expand on the differences in structure between you and your competitors, including other REITs.

Prior Performance Summary, page 114

38.   Please provide a discussion of major adverse business developments or conditions experienced by any prior program, if any. Please refer to Item 8.A.2 of Industry Guide 5 for guidance.

39.   Please tell us the operational differences between the note programs and your proposed operations and why they constitute programs that should be disclosed in this section.

40.   It appears that American Realty Capital, LLC did not raise capital from passive investors. Please advise us how this company is considered a program under Guide 5.

ARC Growth Partnership, LP, page 118

41.   We note your statement, "As of September 30, 2009, 48 properties were sold, 28 of which were acquired…" Please revise your disclosure to make it as of December 31, 2009 or advise.

Distribution Policy and Distributions, page 148

42.   Please revise to disclose the potential impact on distributions resulting from redemption payments and fees and expenses payable to your advisor.

Appendix A – Prior Performance Tables, page A-1

43.   We note that you have included disclosure for American Realty Capital Trust in your tables even though the offering has not closed. Please refer to instruction 1 to Tables I, II, and III and tell us your basis for such inclusion.

Table I

44.   Please note that the percentages should be based off the amount raised. Please refer to Table I in Appendix II of Industry Guide 5 and revise your disclosure accordingly.

Item 33. Recent Sale of Unregistered Securities, page II-1

45.   On page 4 of the prospectus we note that you sold 20,000 shares to American Realty Capital Trust III Special Limited Partner, LLC for an aggregate purchase price of $200,000. Please provide here the disclosure required by Item 701 of Regulation S-K.

Exhibits

46.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review.

47.   Please tell us why you are filing the "Form of" various agreements. Explain why you are not able to file final, executed agreements prior to effectiveness of the registration statement.

48.   We note that you filed an unexecuted version of your articles of amendment and restatement as exhibit 3.1. Please note that the final executed version of this document must be filed prior to effectiveness. Please refer to Item 601(b)(3) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Staff Accountant, Jennifer Monick, at (202) 551-3265 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Attorney Advisor, Folake Ayoola, at (202) 551-3673 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief

cc: Peter M. Fass, Esq. (*via facsimile*)